Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375

April 12, 2011

Mr. Sirimal R. Mukerjee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Native American Energy Group, Inc. Amendment No. 4 to Registration Statement on Form 10 Filed March 11, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2010 Filed March 16, 2011 File No. 0-54088

Dear Mr. Mukerjee:

By letter dated April 6, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (the “Company,” “our Company,” “we,” “us,” “our” or “NAEG”) with its further comments on the Company’s (i) Registration Statement on Form 10, as amended by Amendments No. 1, 2, 3 and 4 (including the amendments thereto, the “Registration Statement”) and (ii) Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Form 10-Q” and together with the Registration Statement, the “Filings”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 4 to Registration Statement on Form 10

Montana Oil Development – Beery #2, page 37

1.
Please illustrate for us the estimates you made of the remaining, recoverable hydrocarbons you attribute to the contemplated lateral for the Beery 2-24 well.  Include your estimate of current oil in place that will be accessed by this lateral.

RESPONSE:  In 1990, the Montana Board Oil & Gas Conservation Commission produced a lengthy report on existing oil & gas properties in the State of Montana (the “Report”). The focus of the report was to estimate the amount of original oil reserves in place, construct a primary oil recovery factor and determine what amount of oil could be recovered using technology available at such time.  The recovery factor calculation was based on well cores, geologist and drilling reports, open-hole log sets and a drainage radius of 120 feet from the vertical wellbore.

The East Richey Oil & Gas field consists of one thousand four hundred and forty (1,440) acres. The Report stated that this entire field contained 13,033,000 barrels of oil in place based on the calculation of 9,050 barrels of oil per acre (1,440 acres times 9,050 per acre = 13,033,000 barrels of oil in the entire field). The Beery 2-24 well is located on 320 acres (which is also referred to as the “Beery Lease”) within the East Richey Oil & Gas field. Using the same 9,050 barrels per acre factor, the 320-acre Beery Lease is calculated to have approximately 2,896,000 barrels of oil reserves in place.

To date, cumulative primary production from the 320-acre Beery Lease has been approximately 481,000 barrels of oil from four production wells on the Beery Lease. Since the Beery Lease has only had 4 wells drilled on it, only half of the reserves have been accessed using the standard 40-acre spacing (320 acres divided by 40 acres = 8 wells). Based on the Report’s factors, production to date and only half (50%) of the Beery lease being drilled or produced from, the estimated barrels of oil in place is believed to be approximately 1,207,500 barrels, which is illustrated by the following calculations:

2,896,000 total barrels in place minus 481,000 produced to date = 2,415,000 remaining barrels of oil in place. Taking into account that only 50% of the Beery Lease has been accessed, we estimated that there are 1,207,500 barrels of remaining oil in place. Using what we believe is a conservative recovery factor of 30%, we estimate that 362,250 barrels of oil can be recovered through the proposed lateral drilling of the Beery 2-24 well.

Directors, Executive Officers, page 42

2.
We note your response to comment 10 in our letter dated February 25, 2011, and your statement in your response that you referenced Ramoil Management’s non-filing status in order to make clear the limitations of Mr. Ross’ public company experience.  However, we were not able to find such reference.  Please advise.

RESPONSE:  In our response to comment #10 in your letter dated February 25, 2011 regarding why Ramoil Management, Ltd. did not file periodic reports during Mr. Ross’ employment with such company, we had stated, “We referenced Ramoil Management’s non-filing status in order to make clear the limitations of Mr. Ross’ public company experience.”

We note that the term we used - ‘non-filing status’ - in reference to Ramoil Management, Ltd.  in our response was too broad.  What we were trying to convey is that Ramoil Management, Ltd. did not file periodic reports during the term of Mr. Ross’ employment with such company (which was from November 2001 through April 2002) due to financial constraints.

Financial Statements and Exhibits, page 55

3.
Please ensure that you update the exhibit index with each amendment.  For example, and without limitation, we note that the index has not been updated to reflect the filing of exhibit 10.8 or to reflect that exhibits 10.6 and 10.7 were filed with your prior amendment.

RESPONSE:  We have revised the exhibit index to the Registration Statement to reflect that  exhibit 10.8 was filed with Amendment No. 4 to the Registration Statement and that exhibits 10.6 and 10.7 were filed with Amendment No. 3 to the Registration Statement.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Legal Proceedings, page 29

4.
Please provide an expanded description of the factual basis alleged to underlie the proceeding that you describe in this subsection.  We refer to comments 22 and 15 in our letters dated December 14, 2010 and January 19, 2011, respectively, and your related disclosure in your registration statement on Form 10.  In addition, please tell us why your disclosure regarding the relief sought is not consistent with your related disclosure at page 47 of Amendment No. 4 to your registration statement on Form 10.

RESPONSE:  The description was meant to be consistent with the related disclosure on page 47 of Amendment #4 to our Registration Statement. We have therefore revised this section to include an expanded description of the factual basis alleged to underlie the legal proceeding described and make it consistent with our disclosure in the Registration Statement.

 Exhibits 31.1 and 31.2

5. We note that you have:

•	Replaced “The registrant’s other certifying officer(s) and I are” with “Along with the Principal Accounting Officer [Principal Executive Officer, in the case of exhibit 31.2], I am” in paragraph 4;

•	Replaced “13a-15(f)” with “13-a-15(f)” in paragraph 4;

•	Deleted “The registrant’s other certifying officer(s) and” in paragraph 5; and

•	Replaced “information; and” with “data and have identified for issuer’s auditors any material weaknesses in internal controls; and” in paragraph 5(a).

Please revise your certifications to include language that matches exactly the form set forth under Item 601(b)(31) of Regulation S-K.

RESPONSE:  We have revised Exhibits 31.1 and 31.2 to include language that matches exactly the form set forth under Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a Filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo
Chief Executive Officer

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